LAW OFFICES OF
DAVID J. LEVENSON
7947 Turncrest Drive
Potomac, Maryland 20854

Admitted: MC, DC and VA	(301) 299-8092 Fax: (301) 299-8093 levensonfam@msn.com
(Not Admitted: MD)

September 23, 2005

Elaine Wolff, Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	The Amacore Group, Inc. (formerly Eye Care International, Inc.) Registration Statement on Form SB-2/A Filed September 15, 2005 Registration No. 333-121308

Dear Ms. Wolff:

On behalf of the registrant, we respectfully respond to your comment letter dated September 22, 2005 to Clark A. Marcus, President and Chief Executive Officer of the registrant.

COMMENT

Financial Statements

Financial statements for the six months ended June 30, 2005

Note 8 - Convertible Debentures

1.
We note your response to our prior comment 2. Tell us how you have considered SFAS 133 and EITF 00-19 in determining that the conversion feature on your convertible debt is not an embedded derivative.  In your response specifically address whether your obligation to issue shares upon conversion must be satisfied in registered shares.  Additionally, tell us whether any terms in the debt agreements would require net cash settlement.

RESPONSE

The Company has reviewed FAS 133 and EITF 00-19 to determine if the convertible debt should be considered as a derivative. In particular, it has compared paragraphs 12-33 of EITF 00-19 to the convertible instrument with a view to determining if the embedded conversion feature would require bifurcation from the instrument to be considered as a standalone derivative.

In review of the paragraphs 12-33, the Company is of the opinion that it meets the tests of those paragraphs so that the embedded conversion feature would be classified as equity and not as a liability and therefore not categorized as a standalone derivative. The Company is not obligated to satisfy the obligation by issuing registered shares. There are no terms in the agreement that would require a net cash settlement.

As such, the convertible debenture and its embedded conversion feature should be accounted for under EITF 00-27. The Company has accounted for the discount associated with the conversion feature and expensed it as interest in the current period in accordance with the applicable paragraphs of EITF 00-27. Therefore, we believe that Form SB-2/A, Amendment No. 7, is correct as filed, without any further revisions.

Thank you for your prompt attention and cooperation. If any additional information is desired or if there is any question, please contact me or Mr. Marcus by telephone.

Sincerely, /s/ David J. Levenson David J. Levenson

cc:	Michael McTiernan, Special Counsel Clark A. Marcus, President